August 1, 2007

VIA FASCIMILE (202) 772-9217
----------------------------
United States
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attn:    Mr. John Krug
         Mr. Jeffrey Riedler


RE:      HC INNOVATIONS, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILED JUNE 29, 2007 (THE "REGISTRATION STATEMENT")
         File No. 333-144200

Dear Sirs:

     On behalf of HC Innovations, Inc. (the "Company"), please find electronically transmitted herewith changes to the Company's filing in response to your comments dated July 10, 2007. This response letter has been numbered to coincide with your comment letter.

Recent Financings, page 2
-------------------------

COMMENT 1. PLEASE REVISE THE DISCUSSION THROUGHOUT THE PROSPECTUS TO INDICATE THE PRICE PAID FOR THE COMMON STOCK SOLD IN THE MAY 2007 OFFERING.

Response: We have revised the Registration Statement to indicate that the price paid for the common stock sold in the May 2007 offering was $3.00 per share. Please see pages 2, 6 and 50 of the Registration Statement.

Signatures
----------

COMMENT 2. THE REGISTRATION STATEMENT SHOULD ALSO BE SIGNED BY YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS REQUIRED TO SIGN THE REGISTRATION STATEMENT SHOULD INDICATE EACH CAPACITY IN WHICH THE REGISTRATION STATEMENT IS SIGNED. SEE INSTRUCTIONS 1 AND 2 FOR SIGNATURES TO FORM SB-2.

Response: We have revised the Registration Statement to respond to this comment. Specifically, Mr. Jeffrey L. Zwicker, the Company's Chief Financial Officer and Chief Operating Officer, is also the principal accounting officer.

General
-------

COMMENT 3. WE NOTE THAT YOU ARE REGISTERING THE SALE OF APPROXIMATELY 9.9 MILLION SHARES OF COMMON STOCK AND APPROXIMATELY 4.2 MILLION SHARES OF COMMON STOCK UNDERLYING WARRANTS AND THAT "THERE IS AN EXTREMELY LIMITED AND ILLIQUID MARKET FOR THE COMPANY'S COMMON STOCK.." GIVEN THE SIZE OF THE OFFERING RELATIVE TO THE NUMBER OF SHARES OUTSTANDING HELD BY NON-AFFILIATES, THE NATURE OF THE OFFERING, AND THE SELLING SECURITY HOLDERS, THE TRANSACTION APPEARS TO BE A PRIMARY OFFERING. SINCE YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY OFFERING ON FORM S-3, IT APPEARS THAT YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY AT-THE-MARKET OFFERING UNDER RULE 415(A)(4) AND MUST SET A PRICE AT WHICH THE SHARES WILL BE OFFERED.

IF YOU DISAGREE WITH OUR ANALYSIS, PLEASE ADVISE THE STAFF OF THE COMPANY'S BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE UNDER RULE 415(A)(1)(I). IN YOUR ANALYSIS, PLEASE ADDRESS THE FOLLOWING AMONG ANY OTHER RELEVANT FACTORS:

o THE NUMBER OF SELLING SHAREHOLDERS AND THE PERCENTAGE OF THE OVERALL OFFERING MADE BY EACH SHAREHOLDER;

o THE DATE ON WHICH AND THE MANNER IN WHICH EACH SELLING SHAREHOLDER RECEIVED THE SHARES AND/OR THE OVERLYING SECURITIES;

o THE RELATIONSHIP OF EACH SELLING SHAREHOLDER WITH THE COMPANY, INCLUDING AN ANALYSIS OF WHETHER THE SELLING SHAREHOLDER IS AN AFFILIATE OF THE COMPANY;

o    ANY RELATIONSHIP AMONG THE SELLING SHAREHOLDERS;

o THE DOLLAR VALUE OF THE SHARES REGISTERED IN RELATION TO THE PROCEEDS THAT THE COMPANY RECEIVED FROM THE SELLING SHAREHOLDERS FOR THE SECURITIES, EXCLUDING AMOUNTS OF PROCEEDS THAT ARE RETURNED (OR WILL BE RETURNED) TO THE SELLING SHAREHOLDERS AND/OR THEIR AFFILIATES IN FEES OR OTHER PAYMENTS;

o THE DISCOUNT AT WHICH THE SELLING SHAREHOLDERS WILL PURCHASE THE COMMON STOCK UNDERLYING THE CONVERTIBLE SECURITIES (OR ANY RELATED SECURITY, SUCH AS A WARRANT OR OPTION) UPON CONVERSION OR EXERCISE; AND

o WHETHER OR NOT ANY OF THE SELLING SHAREHOLDERS IS IN THE BUSINESS OF BUYING AND SELLING SECURITIES.

     Response: We respectfully disagree with the Staff's analysis in connection with the Company's Registration Statement. The Company is not registering the sale of shares of common stock and shares of common stock underlying warrants. All shares of common stock and warrants have been issued to the Selling
Securityholders. These shares and warrants have been issued to the Selling Secuurityholders at various times over the past several years (as more fully disclosed in the Registration Statement on pages 2 and 50). The Company is not conducting a primary offering but is registering such shares for resale by the Selling Securityholders.

     Under Rule 415(a)(1)(i), securities may be registered for sale on a delayed or continuous basis if the registration statement pertains to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. In that regard, we respectfully believe that the resale by the Selling Securityholders of the shares of common stock held by them and the shares of common stock underlying the warrants held by some of the Selling Securityholders, which were purchased in private transactions exempt from the registration requirements of the Securities Act, are permitted to be registered for resale on a shelf basis. We have considered in light of the Commission Staff's existing telephone interpretations whether the resale of the common stock underlying the warrants may be viewed as a continuous offering of the warrants and have concluded that there is no continuous offering as the warrants themselves are not being registered for resale. We also have considered the question as to whether this secondary offering is really a primary offering (i.e., that the Selling Securityholders are actually underwriters selling on behalf of the issuer). In this case, the Selling Securityholders do not share any identity in interest with the Company.

     Unlike a best efforts public offering on behalf of the Company, the Company has already received the proceeds of the sale of the common stock and warrants when such transactions consummated as provided in the Registration Statement and will not receive any proceeds when or if any shares are ultimately resold by the Selling Securityholders. In addition, the decision to sell to the registered shares rests solely with the Selling Securityholders, not the Company, or any person or entity acting on behalf of the Company.

     For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock and shares of common stock underlying the warrants, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide Selling Securityholders, who bear the full economic burden of their investment.

     The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.



                                            Sincerely,

                                            /s/ Peter J. Gennuso, Esq.
                                            --------------------------
                                            Peter J. Gennuso, Esq.